Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No.  333-134129

Cytori Therapeutics to Sell $16.8 Million of Common Stock to Olympus Corporation and Institutional Investors

SAN DIEGO & TOKYO—Aug. 10, 2006—Cytori Therapeutics, Inc. (NASDAQ:CYTX; Frankfurt:XMPA) announced today it has entered into agreements to raise approximately $16.8 million through the sale of 2,918,255 shares of common stock to Olympus Corporation (TSE:7733) as well as new and existing institutional investors at $5.75 per share. Olympus has agreed to purchase a total of 1,913,043 shares. The purchase price was determined by Cytori’s closing price on August 9, 2006.

“We are pleased to have further expanded our relationship with Cytori,” said Yasunobu Toyoshima, General Manager of Olympus. “The additional commitments from the strong investor syndicate reflect the unique and attractive business model that Cytori is bringing to regenerative medicine.”

Olympus continues to hold an option to purchase up to 2.2 million shares of Cytori stock through December 2006 as part of a separate equity agreement entered into in May 2005. The shares in this new transaction were offered by Cytori pursuant to a shelf registration statement declared effective by the Securities and Exchange Commission. Piper Jaffray & Co. served as the sole placement agent. The closing is expected to take place within 30 days for Olympus and within three days for the institutional investors, subject to the satisfaction of customary closing conditions.

About Cytori Therapeutics

Cytori Therapeutics, Inc., (NASDAQ:CYTX; Frankfurt:XMPA) is developing proprietary cell-based therapeutics utilizing adult stem and regenerative cells derived from adipose tissue, also known as fat. The Company’s investigational therapies target cardiovascular disease, gastrointestinal disorders and new approaches for aesthetic and reconstructive surgery. To facilitate processing and delivery of adipose stem and regenerative cells, Cytori has developed its proprietary Celution(TM) System to isolate and concentrate a patient’s own stem and regenerative cells in about an hour. This system will dramatically improve the speed in which personalized cell-based therapies can be delivered to patients.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes forward-looking statements regarding events, trends and prospects of our business which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially. Some of these risks and uncertainties include our history of operating losses and expected continuing losses, the need for further financing, our ability to develop and commercialize regenerative cell-based therapies, our dependence on third parties such as Olympus, our ability to obtain, defend and enforce our intellectual property, and other risks and uncertainties described (under the heading “Risk Factors”) in Cytori Therapeutics’ Form 10-K annual report for the year ended December 31, 2005 and subsequent SEC filings. We assume no responsibility to update or revise any forward-looking statements to reflect events, trends or circumstances after the date they are made.

Free Writing Prospectus Legend

Cytori has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Cytori has filed with the SEC for more complete information about Cytori and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cytori will arrange to send you the prospectus if you request it by calling (858) 458-0900 or by writing to Cytori’s Investor Relations Department, 3020 Callan Rd., San Diego, CA 92121.

Contact:

Cytori Therapeutics, Inc.
Tom Baker, 858-875-5258 (Investors)
tbaker@cytoritx.com

or

Porter Novelli Life Sciences
Amy Blackley, Ph.D., 858-527-3489 (Media)
ablackley@pnlifesciences.com